                                                                         ANNEX B

                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343

       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This information statement is being mailed on or about September 29, 2000, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Rainforest, Inc., a Minnesota corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Landry's Seafood Restaurants, Inc., a Delaware corporation (the "Parent"), to a majority of seats on the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to an Agreement and Plan of Merger dated as of September 26, 2000 (the "Merger Agreement") by and among, Company, Parent, and LSR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase (the "Offer"), which is enclosed with the Schedule 14D-9, of which this Information Statement is part. Capitalized terms used and not defined in this Annex B have the meanings assigned to them in the Schedule 14D-9.

     The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Company Board under the circumstances described in the Merger Agreement.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 29, 2000. The Offer is currently scheduled to expire on October 27, 2000, unless the Purchaser extends it pursuant to the terms of the Merger Agreement. At the expiration of the Offer if all conditions to the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn, and upon purchase of and payment for Shares, Parent will be entitled to designate directors for election to the Company Board. If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Parent will not have any right to designate directors for election to the Company Board.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. Information set forth herein related to Parent, Purchaser, or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product obtained by multiplying (1) the total number of directors on such Board by (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, upon Purchaser's request, the Company and its Board of Directors shall immediately increase the size of its Board of Directors, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Parent's designees to be so elected to the Company Board, shall cause Parent's designees to be so elected, and shall comply with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. If Purchaser requests the resignation of directors, the Company shall cause such directors to resign as are designated in writing by Purchaser. Immediately upon the first purchase of or payment for Shares by the Purchaser pursuant to the Offer, the Company shall, if requested by Parent, cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company Board as is on the Company Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be until the effective time of the Merger (the "Effective Time") at least two members of the Company Board who are directors on the date of the Merger Agreement, who are not employees of the Company, and who are "disinterested" as defined in Section 302A.673, Subd. 1(d) of the Minnesota Business Corporations Act ("MBCA").

     Following the election of Parent's designees to the Company Board, prior to the Effective Time (a) any amendment or termination of the Merger Agreement by the Company, (b) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser under the Merger Agreement or (c) any waiver of any of the Company's rights under the Merger Agreement, shall require the concurrence of a majority of the directors of the Company then in office who neither were designated by Parent nor are employees of the Company.

     Parent has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and Purchaser (the "Parent Designees") listed in Schedule I to the Offer, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer has consented to serve as a director of the Company if appointed or elected. The information about these persons in the Offer is incorporated herein by reference. The address of each such person is set forth in the Offer. None of the Parent Designees is currently a director of, or holds any positions with, the Company. Purchaser has advised the Company that, except as set forth in the Offer and the Merger Agreement, neither Parent nor Purchaser, nor, to the best of their knowledge, any of their associates or subsidiaries or the Parent Designees, beneficially owns any Shares or has any rights to acquire any Shares, or has effected any transactions in Shares in the last sixty (60) days, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company has outstanding one class of voting securities, Common Stock, no par value, of which 22,812,470 shares were outstanding as of the close of business on September 25, 2000. Each share of Common Stock is entitled to one vote on all matters put to a vote of shareholders.

  Information concerning directors and executive officers

     All of the persons listed below are now serving as directors of the
Company:

     Lyle Berman, age 58, has been Chairman of the Board and Chief Executive Officer of the Company since its inception in February 1994 and President since April 2000. Mr. Berman has been Chairman of the Board of Lakes Gaming since June 1998. Mr. Berman was Chief Executive Officer of Grand Casinos, Inc. from October 1990 to March, 1998 and had been Chairman of the Board of Grand Casinos, Inc. and its predecessor since October 1990. Mr. Berman is also a director of G-III Apparel Group, New Horizons Kids Quest, Inc., Park Place Entertainment Corporation and Wilsons-The Leather Experts, Inc. ("Wilsons"). Mr. Berman was Chief Executive Officer and Chairman of Stratosphere Corporation from July 1996 through July 1997. Stratosphere Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1997.

     Kenneth W. Brimmer, age 44, was President of the Company from April 1997 through April 2000, and has been a director of the Company since August 1996 and involved with the Company in various capacities since its inception. Mr. Brimmer was employed by Grand Casinos, Inc. and its predecessor from October 1990 to January 1998 as Special Assistant to the Chairman and Chief Executive Officer, Lyle Berman. Mr. Brimmer is also a director of New Horizons Kids Quest, Inc. and Oxboro Medical International, Inc.

     Steven W. Schussler, age 45, has been Senior Vice President -- Development of the Company since its incorporation in February 1994 and a director of the Company since January 1995. From 1983 to February

1992, Mr. Schussler was an officer of Juke Box Saturday Night of Minneapolis, Inc., a 1950's and 1960's theme restaurant and nightclub.

     Ercument Ucan, age 44, has been Senior Vice President -- Retail of the Company since its incorporation in February 1994 and a director of the Company since January 1995. From September 1992 until December 1993, Mr. Ucan served as President of the Orjin Textile Group in Istanbul, Turkey, a garment factory employing approximately 150 persons. From January 1989 until August 1992, Mr. Ucan served as Director of Trend Merchandising and Director of Product Development for Wilsons.

     Joel N. Waller, age 61, has been a director of the Company since January 1995. Mr. Waller has been Chairman and Chief Executive Officer of Wilsons since March 1992. Mr. Waller is also a director of Lakes Gaming, Inc. and of Damark International, Inc.

     Sheldon F. Jacobs, age 56, was appointed as a director of the Company in September 2000. Mr. Jacobs served as the Chief Executive Officer and Chairman of the Board of Woodroast Systems, Inc. from 1987 until September 1998. Mr. Jacobs was also President and Chief Financial Offer of Woodroast Systems, Inc. until 1996.

     The person listed below is an executive officer (but not a director) of the
Company:

     Robert Hahn, age 44 has been Vice President and Chief Financial Officer of the Company since January 2000. Mr. Hahn joined Rainforest Cafe in March 1999 as controller. From 1995 to 1999 Mr. Hahn was a manager with the accounting firm KPMG. Mr. Hahn has held various executive positions in the retail industry and is a certified public accountant.

EXECUTIVE COMPENSATION

     The following table sets forth the cash and noncash compensation from January 1, 1997 through January 2, 2000 awarded to or earned by the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer during such period:

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                     ANNUAL COMPENSATION                COMPENSATION
                                         --------------------------------------------    SECURITIES
                                         FISCAL   SALARY     BONUS     OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION               YEAR      ($)       ($)     COMPENSATION($)     OPTIONS
---------------------------              ------   -------   -------   ---------------   ------------
Lyle Berman............................   1999          0                      0                0
Chairman of the Board and                 1998          0                      0          750,000(1)
Chief Executive Officer                   1997          0                      0          450,000(2)
Kenneth W. Brimmer(3)..................   1999    220,192                      0                0
President                                 1998    162,500                      0          300,000(1)
                                          1997          0                      0           37,500(2)
Steven W. Schussler....................   1999    199,615                      0                0
Senior Vice President -- Development      1998    171,538                      0          125,000(1)
                                          1997    149,231                 26,877          112,500(2)
Ercument Ucan..........................   1999    199,615                      0                0
Senior Vice President -- Development      1998    171,538                      0          125,000(1)
                                          1997    149,231                 27,068          112,500(2)
Charles Robinson(4)....................   1999    175,769                      0                0
Senior Vice President -- Development      1998    137,307    35,000       18,579(5)       110,000(1)
                                          1997    114,615                 18,000           60,000(2)

---------------

(1) Includes options granted in exchange for previously granted options which were canceled in connection with the issuance of replacement grants in Fiscal 1998.

(2) These options have been canceled in connection with the issuance of replacement grants in Fiscal 1998.

(3) Prior to January 1, 1998, the Company paid Grand Casinos, Inc. consulting fees for the services of Mr. Brimmer. Effective January 1, 1998, Mr. Brimmer became a full-time employee of the Company. Mr. Brimmer resigned as President effective April 2000 but still serves as a director of the Company.

(4) Mr. Robinson became Senior Vice President -- Operations in August 1998, but resigned effective March 2000. Previously and since December 1997, Mr. Robinson was a Regional Vice President of Operations.

(5) Other Annual Compensation consists of $18,579 relocation reimbursements.

                          OPTION GRANTS IN FISCAL 1999

     No stock options were granted during the year ended January 2, 2000 ("Fiscal 1999") to the Company's executive officers named in the Summary Compensation Table.

  AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table summarizes information with respect to options held by the executive officers named in the Summary Compensation Table and the value of the options held by such persons at the end of Fiscal 1999.

                                                                   VALUE OF UNEXERCISED OPTIONS
                                                     ---------------------------------------------------------
                                                        NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                              SHARES       VALUE        OPTIONS AT FY-END(#)              FY-END($)(1)
                            ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                        EXERCISE(#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                        -----------   --------   -----------   -------------   -----------   -------------
Lyle Berman...............       0           0         330,000        420,000               0          0
Kenneth W. Brimmer........       0           0         132,000        168,000               0          0
Steven W. Schussler.......       0           0          94,000         70,000          65,910          0
Ercument Ucan.............       0           0         441,250         70,000       1,393,350          0
Charles Robinson(2).......       0           0          62,200         74,800               0          0

---------------

(1) Based upon the closing sales price as reported on the Nasdaq National Market System, of the Company's Common Stock on December 31, 1999.

(2) Charles Robinson resigned effective March 2000.

     Change of control agreements. During the second quarter of 2000, the Company entered into change of control agreements with certain executive officers. These agreements generally provide that if there is a "change of control" of Rainforest and the executive is terminated within two years following the change of control either (a) "without cause," or (b) through "constructive termination," such executive is entitled to receive a lump sum payment equal to (a) two years base salary and (b) six months of such executive's benefits. Steven Schussler and Ercument Ucan, directors of the Company, were parties to these agreements. The agreement, with respect to Lyle Berman, the Company's Chairman and Chief Executive Officer, is identical to the other executive Change of Control Agreements except that Mr. Berman would be entitled to a lump sum payment of three years base salary, as opposed to two years, in addition to six months of benefits. The Company's executive officers have waived their rights under the Change of Control Agreements conditional upon the first acceptance of shares for payment under the offer.

     Employee termination, consulting and non-competition agreements. Certain officers and directors of the Company, specifically, Lyle Berman, Steven Schussler, and Ercument Ucan entered into Employee Termination, Consulting and Non-competition Agreements ("non-competition agreements") with Parent, dated September 26, 2000. The non-competition agreements provide that, as of the first acceptance of Shares for payment under the Offer, such executives' employment will be terminated, they will resign as directors, and the Company's obligations to them under the Change of Control Agreements will be discharged. Parent has agreed to engage such executives as consultants for a period of twenty-four (24) months following the first acceptance for payment of Shares under the Offer, and shall pay a one-time consulting fee to them in the amount of five hundred thousand dollars ($500,000) on July 1, 2001. Parent will also pay an amount equal to two times Messrs. Schussler's and Ucan's base salary, and three times Mr. Berman's base salary, through continued bi-weekly payment of such salary after the termination of employment, provided that if the entire amount has not been paid by July 1, 2001, any remaining amount shall be paid in a lump sum on such date, and an amount equal to their benefits, through equal bi-weekly payments from the date of the termination of employment through to July 1, 2000. The annual base salary of Messrs. Berman, Schussler and Ucan as of the date hereof is equal to $225,000, $200,000 and $200,000, respectively. The amount of the benefits payments to be made to Messrs. Berman, Schussler and Ucan hereof is presently estimated to be approximately $2200, $5400 and $5400, respectively. Mr. Schussler will also receive an aggregate amount of one hundred thousand dollars ($100,000), payable in monthly payments of eight thousand, three hundred thirty-three dollars ($8,333) after the first acceptance of Shares for payment under the Offer, and any amount which has not been paid by July 1, 2001, will be paid to him in a lump sum on that date.

     Messrs. Berman, Schussler and Ucan have agreed that each vested option for Shares with an exercise price of less than the Offer Price shall be cancelled at the Effective Time, and the Company will pay in cash promptly afterwards an amount equal to the product of (a) the excess of the Offer Price over the per share exercise price of each such option, and (b) the number of Shares covered by each such option. As of the Effective Time, such executives shall release, waive, and relinquish any other options to acquire Shares held by them. The agreements do not, however, prohibit such executives from exercising Rainforest options prior to the Effective Time. These agreements also contain non-competition and confidentiality provisions.

     The non-competition agreement with Mr. Schussler provides that any amounts paid to him under such agreement or under the Offer and Merger in consideration for his Shares, shall be offset first against the interest and then against the principal on the loan from the Company to Mr. Schussler, described below under the heading "Certain relationships and related transactions."

     Mr. Berman and Parent entered into an agreement pursuant to which the Parent would withhold from Mr. Berman's five hundred thousand dollar ($500,000) consulting fee payable on July 1, 2000, an amount equal to the amount paid pursuant to the Rainforest Cafe 5% Retention Policy paid to Rainforest Cafe employees employed as of March 1, 2001.

     Severance agreements. The Company entered into severance agreements with various corporate employees, as well as a Severance Agreement with Robert Hahn, Chief Financial Officer, dated September 26, 2000, and an Amended and Restated Change of Control Agreement with Stephen Cohen, General Counsel, dated September 26, 2000 (collectively, the "severance agreements"). Severance agreements will be offered to corporate level employees other than Messrs. Berman, Schussler, and Ucan. These agreements generally provide that such employees will be paid a specified amount of money in consideration for their continued service to the Company.

     The Severance Agreement by and between Rainforest and Mr. Hahn provides for a severance payment in the event Mr. Hahn remains in the employment of the Company for six (6) months following the acquisition by Purchaser of a majority of the Shares outstanding (the "Closing"), or is terminated other than for cause or constructively terminated within six (6) months of the Closing. This payment would consist of twenty-four (24) months of Mr. Hahn's base salary, payable in bi-weekly installments until July 1, 2001, with any remaining amount payable as a lump sum, plus an amount equal to the cost of six (6) months of his benefits, payable in twelve equal bi-weekly installments. The annual base salary of Mr. Hahn as of the date hereof is $150,000 and the benefits payment is presently estimated to be approximately $5000. As an employee of Rainforest, Mr. Hahn will receive a salary equal to his current salary.

     The Amended and Restated Change of Control Agreement by and between the Company and Stephen Cohen provides for a change of control payment equal to 200% of Mr. Cohen's annual base salary. Pursuant to this agreement Mr. Cohen will receive (i) a fifth of the change of control payment upon Closing; (ii) additional fifths both at the completion of six (6) months of employment and at the completion of twelve (12) months of employment following the Closing; (iii) and additional fifths both at the completion of eighteen (18) months of employment and/or providing consulting services and at the completion of twenty-four (24) months of the same, provided that Mr. Cohen remains an employee for twelve (12) months. If Rainforest terminates Mr. Cohen other than for cause, or he is constructively terminated, within twelve

(12) months of the Closing, Mr. Cohen would receive any remaining unpaid portion of the change of control payment and an amount equal to the cost of six (6) months of his benefits, payable in bi-weekly installments until July 1, 2001, with any remaining amount payable as a lump sum on that date. The annual base salary of Mr. Cohen as of the date hereof is $190,000 and the benefits payment is presently estimated to be approximately $5400. As an employee of the Company following the Closing, Mr. Cohen will receive a salary equal to his current salary. In the event Mr. Cohen provides consulting services to the Company pursuant to the Amended and Restated Change of Control Agreement, the Company shall pay to Mr. Cohen a mutually agreed upon hourly fee.

     Pursuant to the above agreements, both Mr. Hahn and Mr. Cohen will relinquish any right to payment under the Change of Control Agreements. They also agree not to exercise any options for the Company's Shares and will relinquish any such options held by them as of the Effective Time. The agreement provides that in exchange for the cancellation of vested options with an exercise price of less than the Offer Price, promptly following the Effective Time, the Company will pay to Messrs. Hahn and Cohen an amount equal to the product of (a) the excess of the Offer Price over the per share exercise price of such options and (b) the number of Shares covered by such options.

DIRECTOR COMPENSATION

     Except as disclosed below with regard to Sheldon Jacobs, directors receive no fees for serving as directors. Pursuant to the Company's 1997 Director Stock Option Plan, the Company granted options in November 1997 to each of David L. Rogers(1) and Joel N. Waller to acquire eighteen thousand, seven hundred fifty (18,750) Shares at an exercise price of $24.08 per share. In February 1995, the Company granted to each of Messrs. Rogers and Waller options to acquire fifty-six thousand, two hundred fifty (56,250) Shares at an exercise price of $2.27 per share. All director options vest on a pro-rata basis on the first, second and third anniversaries of the date of grant. In April 1998, Messrs. Rogers and Waller exchanged the options granted in November 1997 for fifteen thousand, nine hundred thirty-eight (15,938) options each exercisable at $16.00 per share, which exceeded the market price of the Company's Common Stock on the date such replacement options were issued.

     In August 1996, the Company granted director options to Mr. Brimmer to acquire thirty-seven thousand, five hundred (37,500) Shares at an exercise price of $16.43 per Share. In September 1997, the Company granted to Mr. Brimmer options pursuant to the 1997 Director Stock Option Plan to acquire thirty-seven thousand, five hundred (37,500) Shares at an exercise price of $21.42 per share.

     In April 1998, the thirty-seven thousand, five hundred (37,500) options granted to Mr. Brimmer at $21.42 per share were exchanged for thirty-one thousand, eight hundred seventy-five (31,875) replacement options at $16.00 per share. In October 1998, these thirty-one thousand, eight hundred seventy-five (31,875) options were canceled as director options and, in combination with the cancellation of two hundred thousand (200,000) employee stock options granted in April 1998 at $15.00 per share, were exchanged for three hundred thousand (300,000) employee stock options at $8.50 per share. As of fiscal year-end, Mr. Brimmer had no outstanding director stock options and three hundred thousand (300,000) outstanding employee stock options.

     The Company agreed to pay Sheldon F. Jacobs an annual fee of $35,000 for his first year of service on the Company Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Stock Option and Compensation Committee (the "Compensation Committee") consisted of David L. Rogers and Joel N. Waller, during Fiscal 1999. Messrs. Rogers and Waller are directors and executive officers of Wilsons. Lyle Berman, each non-employee directors of the Company, Chairman of the Board and Chief Executive Officer of the Company, is a director of Wilsons.

---------------

(1) David L. Rogers served as a director from January 1995 until his resignation effective August 2000.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Decisions on compensation of the Company's executives generally have been made by the Compensation Committee. All decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed by the full Board. Pursuant to rules designed to enhance disclosure of the Company's policies toward executive compensation, set forth below is a report prepared by the Compensation Committee addressing the compensation policies for the Company for Fiscal 1999 as they affected the Company's executive officers.

     The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation that integrate pay with the Company's annual objectives and long-term goals, reward above-average corporate performance, recognize individual achievements, and assist the Company in attracting and retaining qualified executives. Executive compensation is set at levels that the Compensation Committee believes to be consistent with others in the Company's industry.

     There are three elements in the Company's executive compensation program, all determined by individual and corporate performance.

     - Base salary compensation

     - Annual incentive compensation

     - Stock options

     Total compensation opportunities are competitive with those offered by employers of comparable size, growth and profitability in the Company's industry.

     Base salary compensation is determined by the potential impact the individual has on the Company, the skills and experiences required by the job, and the performance and potential of the incumbent in the job. To date, no executive officer of the Company has received compensation that exceeds one million dollars ($1,000,000) per year.

     Annual incentive compensation for executives of the Company is based primarily on corporate operating earnings, revenue growth and the Company's positioning for future results, but also includes an overall assessment by the Compensation Committee of executive management's performance, as well as market conditions.

     Awards of stock grants under the Company's 1995 Stock Option and Compensation Plan (the "1995 Plan") are designed to promote the identity of long-term interests between the Company's executives and its shareholders and assist in the retention of executives and other key employees. The 1995 Plan also permits the Committee to grant stock options to key personnel. In October 1996, the Compensation Committee adopted a policy whereby the Company's President is authorized to make grants to non-executive employees, subject to established criteria by the Compensation Committee and subject to the Compensation Committee's ratification. Options become exercisable based upon criteria established by the Company. In March 1998, the Board also adopted the 1998 Non-Executive Stock Option Plan (the "1998 Plan") pursuant to which one million (1,000,000) shares were reserved for issuance as grants to Company employees who are not executive officers of the Company.

     The Compensation Committee surveys employee stock option programs of companies with similar capitalization to the Company prior to recommending the grant of options to executives. While the value realizable from exercisable options is dependent upon the extent to which the Company's performance is reflected in the market price of the Company's Common Stock at any particular point in time, the decision as to whether such value will be realized in any particular year is determined by each individual executive and not by the Compensation Committee. Accordingly, when the Compensation Committee recommends that an option be granted to an executive, that recommendation does not take into account any gains realized that year by that executive as a result of his or her individual decision to exercise an option granted in a previous year.

     The Compensation Committee believes that, given the Company's salary structure, stock options are a critical component of the compensation offered by the Company to promote long-term retention of key employees, motivate high levels of performance and recognize employee contributions to the success of the Company. Prior to the issuing of the replacement grants discussed supra, the exercise price of a majority of the outstanding options held by employees was in excess of the market price, and the Committee believed that such options were no longer an effective tool to encourage employee retention or to motivate high levels of performance. The replacement grant program was generally available to all executive officers and employees of the Company.

        David L. Rogers((1))
        Joel N. Waller

---------------

(1) Mr. Rogers resigned effective August 2000.

STOCK PERFORMANCE GRAPH

     The following presentation compares the Company's Common Stock price in the period from April 7, 1995 (the date of the Company's initial public offering) to January 2, 2000, to the S&P 500 Stock Index and to a "peer group" index created by the Company over the same period. The "peer group" index consists of the common stock of: Applebee's International, The Cheesecake Factory, Brinker International, Outback Steakhouse, Dave & Buster's, Landry's Seafood Restaurant, Lone Star Steakhouse & Saloon, Rock Bottom Restaurants, Show Biz Pizza Time and Uno Restaurant Corp. These corporations are involved in various aspects of the restaurant industry. The presentation assumes that the value of an investment in each of the Company's Common Stock, the S&P 500 Index, and the peer group index was $100 on April 7, 1995, and that any dividends paid were reinvested in the same security.

                                 [PERF. GRAPH]

                             TOTAL RETURN ANALYSIS

-------------------------------------------------------------------------------------
                       4/7/95    12/29/95   12/31/96   12/31/97   12/31/98   12/31/99
-------------------------------------------------------------------------------------
 Rainforest            $100.00   $547.73    $640.90    $899.99    $248.01    $162.36
 Peer Group            $100.00   $ 99.54    $116.67    $130.37    $157.27    $172.27
 S&P 500               $100.00   $123.84    $152.26    $203.05    $261.07    $316.00

Source: Carl Thompson Associates www.ctaonline.com (800) 959-9677. Data from Bloomberg Financial Markets.

Note: Rock Bottom Restaurants, a member of the peer group, was acquired by RB Capital effective August 11, 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of September 26, 2000 certain information regarding the beneficial ownership of Shares by each director of the Company, each of the executive officers listed in the Summary Compensation Table, each person known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares and all directors and executive officers as a group. Except as otherwise indicated, each shareholder has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of the directors and executive officers is 720 South Fifth Street, Hopkins, Minnesota 55343.

NAME OF BENEFICIAL OWNER                                       NUMBER     PERCENTAGE
------------------------                                      ---------   ----------
Lyle Berman(1)..............................................  1,959,749       8.5%
Steven W. Schussler(2)......................................  1,068,885       4.6%
Ercument Ucan(3)............................................    474,186       2.0%
Kenneth W. Brimmer(4).......................................    230,128       1.0%
Joel N. Waller(5)...........................................     69,063         *
Charles Robinson(6).........................................     81,487         *
Sheldon F. Jacobs(7)........................................          0         0%
All Directors and Executive Officers as a group (seven
  persons)..................................................  3,883,498      17.0%
State of Wisconsin Investment Board(8)......................  3,068,000      13.6%
     PO Box 7842
     Madison, WI 53707

---------------

  * Less than 1%.

(1) The address of such reporting person is 130 Cheshire Lane, Minnetonka, Minnesota 55305. Includes 435,000 shares not outstanding but deemed beneficially owned by virtue of Mr. Berman's right to acquire such shares within 60 days.

(2) Includes 111,500 shares not outstanding but deemed beneficially owned by virtue of Mr. Schussler's right to acquire such shares within 60 days.

(3) Includes 72,500 shares not outstanding but deemed beneficially owned by virtue of Mr. Ucan's right to acquire such shares within 60 days.

(4) Includes 174,000 shares not outstanding but deemed beneficially owned by virtue of Mr. Brimmer's right to acquire such shares within 60 days.

(5) Includes 66,876 shares not outstanding but deemed beneficially owned by virtue of Mr. Waller's right to acquire such shares within 60 days.

(6) Charles Robinson resigned effective March 2000, and his beneficial ownership information as disclosed above was correct as of his resignation date.

(7) The address of such reporting person is 1500 Tamarack Drive, Long Lake, MN 55356.

(8) Based solely upon the most recent Schedule 13G on file with the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1999, the Company advanced one million seven hundred thousand dollars ($1,700,000) to Steven Schussler, Senior Vice President and a director of the Company. The Company has received a demand note for the advance amount that bears an interest rate based on the broker loan rate of a national investment firm. The note is collateralized by nine hundred thirty thousand (930,000) Shares beneficially owned by Mr. Schussler.

     The Company and Ercument Ucan, Senior Vice President and a director of the Company, entered into a Master Franchise Agreement, dated September 2000, granting Mr. Ucan the right to establish, develop and operate Rainforest Cafe Restaurants, and to license and franchise other parties to do the same, in the country of Turkey. The Master Franchise Agreement requires the payment by Mr. Ucan of an annual license fee equal to four percent (4%) of gross revenues on the first five million dollars ($5,000,000) of restaurant and retail sales and five percent (5%) on all additional revenues.

BOARD OF DIRECTORS AND COMMITTEES

     The Company Board held five meetings during Fiscal 1999 and took action pursuant to written actions. No director attended fewer than seventy-five percent (75%) of the aggregate of the total number of Board meetings and the total number of meetings of committees of which the director was a member. The Company has an Audit Committee and a Compensation Committee, but does not have a nominating committee of the Company Board.

     The Company's Audit Committee, which consisted of David L. Rogers and Joel
N. Waller until Mr. Rogers' resignation effective August 2000 but now consists solely of Mr. Waller, held one meeting during Fiscal 1999 and took action pursuant to written actions. Messrs. Rogers and Waller are independent (as that term is defined by the National Association of Securities Dealers' listing standards). The Audit Committee recommended to the full Board the engagement of the independent accountants, reviewed the audit plan and results of the audit engagement, reviewed the independence of the auditors, and reviewed the adequacy of the Company's system of internal accounting controls.

     The Company's Compensation Committee, which consisted of David L. Rogers and Joel N. Waller until Mr. Rogers' resignation effective August, 2000 but now consists solely of Mr. Waller, held one meeting during Fiscal 1999 and took action pursuant to written actions. The Compensation Committee reviewed the Company's remuneration policies and practices, made recommendations to the Board in connection with all compensation matters affecting the Company and administered the Company's 1995 Stock Option and Compensation Plan, the Company's 1998 Non-Executive Stock Option Plan and the Company's Employee Stock Purchase Plan.

AUDIT COMMITTEE REPORT

     The Audit Committee reports that it has reviewed and discussed the audited financial statements with management. Further, the Audit Committee has discussed with the Company's auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU sec. 380). The Audit Committee has received the written disclosures and the letter from the Company's accountants required by Independence Standards Board Standard No. 1 and has discussed with the accountants their independence. The Audit Committee adopted a written charter by written action effective June 1, 2000, and a copy is attached as Exhibit 1.

     Based on the above review and discussions, the Audit Committee recommended to the Company's Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 1999.
        David L. Rogers(1)
        Joel N. Waller

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the Nasdaq National Market. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company, or written representations that no Forms 5 were required, the Company believes that during Fiscal 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

---------------

     (1) Mr. Rogers resigned effective August 2000.

                                                            EXHIBIT 1 TO ANNEX B

                             RAINFOREST CAFE, INC.

                               BOARD OF DIRECTORS
                            AUDIT COMMITTEE CHARTER

     There shall be a Committee of the Rainforest Cafe, Inc. ("RAINFOREST CAFE") Board of Directors to be known as the Audit Committee (the "Committee). The Committee shall be composed of outside directors who are independent of management of RAINFOREST CAFE and are free of any relationship that in the opinion of the Board of Directors would interfere with their exercise of independent judgment as a Committee member ("Independent Directors"). Prior to June 14, 2001, the Committee shall consist of at least two Independent Directors and on/and after June 14, 2001, the Committee shall consist of at least three Independent Directors.

     The Committee shall provide assistance to the Board of Directors in fulfilling their responsibility to shareholders, potential shareholders and the Investment community relating to the quality and integrity of RAINFOREST CAFE'S accounting and financial reporting practices. In so doing, it is the responsibility of the Committee to maintain free and open means of communications between the directors, the independent auditors, and the financial management of RAINFOREST CAFE.

     In carrying out these responsibilities, the Committee will:

          1. Review and recommend to the Board of Directors, the engagement or termination of RAINFOREST CAFE'S independent auditors.

          2. Meet with the independent auditors and financial management of RAINFOREST CAFE to review the scope of the proposed audit for each year and the audit procedures to be utilized and, at the conclusion thereof, review such audit including any comments or recommendations of the independent auditors.

          3. Review the independence of RAINFOREST CAFE'S independent auditors.

          4. Review with the independent auditors and with RAINFOREST CAFE'S financial accounting personnel, the adequacy and effectiveness of accounting and financial controls of RAINFOREST CAFE and consider any recommendations for improvement of such internal controls.

          5. Prior to the release of the annual report to shareholders, the Committee should review the financial statements with the independent auditors to ensure satisfactory disclosure and content. Any changes in accounting principles should be reviewed.

          6. Examine and consider such other matters in relation to the internal and external audit of RAINFOREST CAFE'S accounts and in relation to the financial affairs of RAINFOREST CAFE as the Committee may, in its own discretion, determine to be desirable.

          7. Consult directly with RAINFOREST CAFE'S independent auditors with respect to the above matters, to the extent the Committee may, in its own discretion, determine to be advisable.

          8. Within the scope of its duties, the Committee has the right and the responsibility to investigate or have investigated any variance or matter of concern brought to its attention. It specifically has the power to consult with legal counsel or retain outside counsel for this purpose if, in its judgment, that is appropriate.

          9. Review and approve (with the concurrence of a majority of the disinterested directors of RAINFOREST CAFE) any transactions with affiliated parties.

          10. At all meetings of the Committee, sufficient opportunity should be made available for the independent auditors to meet with members of the Committee without members of the management present. Among items for potential discussion in these meetings are the independent auditors' evaluation of RAINFOREST CAFE'S financial and accounting personnel, and the cooperation which the independent auditors received during the course of their audit.

          11. Minutes and Reports of all meetings of the Committee shall be given to the Board of Directors.

     In carrying out their responsibilities, the Committee should remain operationally flexible in order that it can best react to changing conditions and environment and to assure the directors and shareholders that the corporate accounting and financial reporting practices of RAINFOREST CAFE are in accordance with all requirements and are of the highest quality.

     It is acknowledged that the scope of activity being undertaken by the Committee is evolving actively at this time. Therefore, the Board may choose to alter or amend this charter at any time.